


UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **August 12, 2004**

Commission File Number	Exact name of registrants as specified in their charter, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
2-27612	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events and Regulation FD Disclosure

(a) On August 12, 2004, Florida Power & Light Company (FPL) entered into long-term purchased power agreements with subsidiaries of The Southern Company (Southern Companies) for approximately 955 mw of power from mid-2010 through 2015. The firm purchased power agreements provide for fixed capacity and variable energy payments. Energy payments will be based on actual power taken under the agreements. In addition, FPL will be obligated to pay Southern Companies for firm gas transportation. These agreements are contingent upon certain events, including approval by the Florida Public Service Commission. If approved, the fixed capacity payments and firm gas transportation commitments under these agreements, which will be recoverable through the capacity cost recovery clause and the fuel, purchased power and interchange cost recovery clause, are estimated to be approximately $100 million per year.

(b) On August 13, 2004, FPL Group, Inc. (FPL Group or company) announced a settlement, subject to court approval, of derivative litigation filed by certain shareholders in the name of the company regarding change-of-control payments made in December 2000 in conjunction with the proposed Entergy Corporation merger that was approved by shareholders but not consummated. The settlement is the end result of a mediation process that began in June 2004 before retired Judge Nicholas H. Politan as the independent mediator. It does not contain any admission or finding of liability or wrongdoing by the company or by any individual.

In the proposed settlement, eight current and former senior executives of FPL Group and an insurance carrier will pay a total of $22.25 million, representing a portion of the compensation that the executives received in December 2000. The eight individuals received payments, as a result of shareholder approval of the proposed merger, under change-of-control provisions that accelerated the payments of previously granted awards under the company's Long Term Incentive Plan. Under the terms of the Long Term Incentive Plan, which was originally adopted by shareholder vote in 1994 and was reauthorized by shareholder vote in 1999, the executives over time would have received a substantial portion of the amounts awarded regardless of whether the merger vote occurred.

Over the past three years, FPL Group has strengthened and enhanced its corporate governance procedures, and respected independent monitoring organizations currently rate it among the top companies for corporate governance. In furtherance of its desire for continuous improvement, FPL Group has undertaken in the settlement to implement several additional enhancements to its governance procedures.

FPL Group stated that it is pleased to have reached agreement on a settlement so that the company can focus all of its attention on providing service for customers and creating value for shareholders, without the distraction of this litigation.

If the settlement is approved, the net amount of the payment received would be recorded as a gain by FPL Group, a portion of which would be allocated to FPL.

(c) On August 13, 2004, Hurricane Charley passed through the southwest, central and northeast portions of Florida causing damage in that portion of FPL's service territory. Damage to FPL property was primarily to the transmission and distribution systems. Approximately 874,000 FPL customer accounts were without electrical service immediately after the hurricane struck. Restoration efforts are ongoing and as of mid-day August 16, 2004, approximately 285,000 customer accounts remain without power. FPL maintains a storm and property insurance reserve fund which is available to mitigate the financial impact of reconstruction. At July 31, 2004, the storm and property insurance reserve totaled approximately $342 million. FPL has not finalized the estimated cost of repairing the damage to its facilities and restoring service to the affected customers, however, current projections indicate the costs will be below the amount in the storm and property insurance reserve.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: August 16, 2004


K. MICHAEL DAVIS
_____

K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
